Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ENROLLS FIRST PATIENT IN PROOF-OF-CONCEPT STUDY FOR ASLAN004 TARGETING ATOPIC DERMATITIS

-	Multiple ascending dose study will assess the safety and efficacy of ASLAN004 in patients with moderate to severe atopic dermatitis
-	ASLAN004 has previously demonstrated a favourable tolerability profile, complete inhibition of downstream mediators and potential for once monthly dosing

Singapore, 22 October 2019– ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced the enrolment of the first patient in its multiple ascending dose (MAD) study testing the first-in-class therapeutic antibody ASLAN004 in moderate to severe atopic dermatitis (AD) patients.

ASLAN004 is a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

The randomised, double blind, placebo-controlled study will initially be conducted at Singapore’s National Skin Centre and Changi General Hospital and will be led by Prof Steven Thng. It is the second part of a phase 1 study of ASLAN004 and will be conducted in AD patients. In June 2019 ASLAN announced the successful completion of the first part of the study, a single ascending dose (SAD) study that tested ASLAN004 in healthy volunteers, administered either intravenously or subcutaneously. The MAD study will evaluate 3 doses of ASLAN004 delivered subcutaneously and will be followed by an expansion cohort at the most efficacious dose. The study will recruit up to 50 moderate to severe AD patients and results are expected in the second half of 2020.

Dr Carl Firth, Chief Executive Officer of ASLAN Pharmaceuticals, said: “Atopic dermatitis continues to be a high burden, high morbidity inflammatory skin condition but our recent clinical studies have demonstrated ASLAN004’s differentiated profile and potential as a best-in-class therapy that could offer patients greater convenience via less frequent dosing and a favourable tolerability profile. AD is a key research area for the team at the National Skin Centre and we look forward to working closely with Prof Thng and his colleagues to conduct the MAD study.”

In June 2019, ASLAN presented data from the SAD study that showed ASLAN004 was well tolerated at all doses and there were no adverse events that led to discontinuations. Analysis of downstream mediators including phosphorylation of STAT6 (pSTAT6), a critical mediator of allergic inflammation, demonstrated complete inhibition within one hour of dosing and a pharmacokinetic profile that suggested ASLAN004 could potentially target a once monthly dosing regimen. Notably, it was observed that the predicted trough level of ASLAN004 required to completely inhibit signal transduction via the receptor was over an order of magnitude lower than that of existing therapies.

Atopic dermatitis is the most common dermatological disease, affecting over 200 million patients worldwide1, characterized by red inflamed skin and severe daytime and night-time itching, which can severely impact patients’ quality of life. Up to one-third of adult atopic dermatitis patients are considered moderate to severe, for which currently available therapeutics are limited and management is challenging in the majority of cases.

1 Nutten, S. 2015. Atopic dermatitis: global epidemiology and risk factors

Ends

Media and IR contacts

Emma Thompson

Spurwing Communications Tel: +65 6571 2021

Email: ASLAN@spurwingcomms.com

Robert Uhl

Westwicke Partners Tel: +1 858 356 5932

Email: robert.uhl@westwicke.com

About ASLAN004

ASLAN004 is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit (IL-13Rα1) with potential to be a best-in-class therapy. By targeting IL-13Rα1, ASLAN004 potently inhibits signalling of the cytokines interleukin 4 (IL-4) and interleukin 13 (IL-13). IL-4 and IL-13 are central to triggering symptoms of allergy in atopic dermatitis, such as redness, drying and excessive itching of the skin.  In allergic asthma these cytokines trigger symptoms such as fibrosis, weakening of tight junctions, vascular leakage, shortness of breath, exacerbations of disease, wheezing and coughing.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s clinical portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the timing, scope, progress and outcome of the Company’s on-going clinical studies, the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. These forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the US Securities and Exchange Commission on April 29, 2019.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.